Exhibit 99.1

MAVERIX METALS TO INCREASE CREDIT FACILITY TO US$120 MILLION

September 16, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American: MMX, TSX: MMX) is pleased to announce that it has secured commitments to upsize its revolving credit facility to borrow up to US$120 million (the “Increased Facility”).

Closing of the Increased Facility is subject to completion of definitive documentation and satisfaction of conditions precedent customary for a financing of this nature. Maverix intends to use the Increased Facility for future royalty and stream acquisitions and general corporate purposes.

Matt Fargey, CFO of Maverix, commented, “This further increase to our revolving credit facility is supported by our strong and growing portfolio of royalties and precious metal streams and provides Maverix with additional liquidity to pursue further royalty and streaming opportunities.”

Maverix also announces that it has filed a final short form base shelf prospectus (the “Final Prospectus”) with the securities regulatory authorities in each of the Provinces of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10/A (the “Shelf Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) under the Multijurisdictional Disclosure System, established between Canada and the United States. The Final Prospectus replaces a base shelf prospectus of the Company that will expire on October 6, 2019. Copies of the Final Prospectus and the Shelf Registration Statement can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively, or may be obtained by directing a request to Maverix at 510 Burrard Street, Suite 575, Vancouver, British Columbia, Canada, V6C 3A8, Attention: Corporate Secretary.

The Final Prospectus will, subject to the filing of a shelf prospectus supplement, allow for the potential offering of up to an aggregate of US$300,000,000 of Maverix’s common shares, subscription receipts, units, warrants, share purchase contracts and debt securities or any combination thereof (all of the foregoing, collectively, the “Securities”). These Securities may be offered from time to time over a 25-month period under the Final Prospectus, until such Final Prospectus expires on October 13, 2021. The Shelf Registration Statement filed with the SEC has not yet become effective. Until the Shelf Registration Statement becomes effective, no securities may be sold nor may offers to buy be accepted in the United States. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by continuing to grow its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:        info@maverixmetals.com

Website:    www.maverixmetals.com

Cautionary statements to U.S. investors

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.